1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 30, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND INSIDE INFORMATION
ANNOUNCEMENT ON TRANSFER OF DEBTS
OF CHALCO HONG KONG LTD.

This announcement is made by Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

On 30 September 2013, the Company published an A Share announcement on Shanghai Stock Exchange in accordance with the relevant provisions of Shanghai Stock Exchange, the content of which was in relation to proposed transfer of the debts of Chalco Hong Kong Ltd. (a wholly-owned subsidiary of the Company) owing to China Development Bank Corporation to Aluminum Corporation of China Overseas Holdings Limited (a wholly-owned subsidiary of Aluminum Corporation of China*, the Company's controlling shareholder) (the "Proposed Connected Transaction"). The Company is of the view that certain aspects of the A Share announcement are inside information in nature, and believes that it is appropriate to make public disclosure to enable the shareholders of the Company and the public to appraise the position of the Group.

The Company will perform its corresponding disclosure obligations pursuant to the relevant requirements of Chapter 14 and Chapter 14A of the Listing Rules, upon negotiation on the transaction terms or entering into an agreement in respect of the Proposed Connected Transaction between Chalco Hong Kong Ltd. and Aluminum Corporation of China Overseas Holdings Limited.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 September 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. MA Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For dentification purpose only

Stock Abbreviation: CHALCO	Stock Code: 601600	Announcement No: Lin 2013-048

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON TRANSFER OF DEBTS OF CHALCO HONG KONG LTD.

The Company and all members of its board of directors (the "Board") warrant that there are no misrepresentation or misleading statement contained in or material omission from this announcement, and accept several and joint responsibility for the truthfulness, accuracy and completeness of the contents contained herein.

Important Notice:

Chalco Hong Kong, a wholly-owned subsidiary of the Company, proposes to transfer its 65% equity interest in Chalco Iron Ore, and Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco, proposes to acquire such Target Equity. Upon the agreement on the transfer of the Target Equity becomes effective, Chalco Hong Kong will transfer its debts owing to CDB, which amounts to US$438,750,000, to Chinalco Overseas Holdings.

*

This transaction constitutes a related transaction. During the past 12 months, the related transactions (other than those in the ordinary course of business) between the Company and Chinalco amounted to an aggregate of RMB11 billion.

*	The transaction does not constitute a major assets restructuring.

*	The transaction is still subject to the consideration and approval of the general meeting of the Company.

I.	DEFINITIONS

The following expressions shall have the following meanings unless the context requires otherwise:

"Chinalco"	Aluminum Corporation of China* , a substantial shareholder of the Company;

"Company"	Aluminum Corporation of China Limited* ;

"Chalco Hong Kong"	Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company;

"Chalco Iron Ore"	Chalco Iron Ore Holding Ltd.;

"Chinalco Overseas Holdings"	Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco;

"CDB"	China Development Bank Corporation;

"Simandou Project"	the Simandou Iron Ore Project in Guinea, West Africa;

"Target Equity"	the 65% equity interest held by Chalco Hong Kong in Chalco Iron Ore;

"US$"	US dollar, the lawful currency of the United States of America.

II.	OVERVIEW OF THE RELATED TRANSACTION

(I)

Chalco Hong Kong, a wholly-owned subsidiary of the Company established in Hong Kong, proposes to transfer its 65% equity interest in Chalco Iron Ore, and Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco established in Hong Kong, proposes to acquire such Target Equity. Upon the agreement on the transfer of the Target Equity becomes effective, Chalco Hong Kong will transfer its debts owing to CDB to Chinalco Overseas Holdings at its book value. The consideration for such debts will be set off by the consideration of abovementioned transfer of 65% equity interest in Chalco Iron Ore by Chalco Hong Kong. Upon completion of the transfer of the debts, Chinalco Overseas Holdings will assume all the rights and obligations of Chalco Hong Kong under the CDB loan agreement and other relevant financing documents.

(II)

The transaction constitutes a related transaction. As of the date of this announcement, the related transactions (other than those in the ordinary course of business) between the Company and Chinalco amounted to an aggregate of RMB11 billion during the past 12 months.

(III)

On 30 September 2013, the Company held the 5th meeting of the fifth session of the Board to consider the Proposal for Proposed Transfer of Debts of Chalco Hong Kong Ltd.. The related directors, Mr. Xiong Weiping and Mr. Liu Caiming, abstained from voting, while the remaining non-related directors unanimously approved the proposal in relation to the related transaction.

The independent directors of the Company had expressed the following independent opinions in respect of the related transaction: Such transaction is entered into on normal commercial terms and in compliance with the Company Law and the Articles of Association of the Company. This transaction is entered into on the basis of equality and mutual benefits, without prejudicing the interests of the shareholders of the Company as a whole and in particular, its minority shareholders. When the Board considered such proposal, related directors had abstained from voting. The voting process was in compliance with the requirements of the relevant laws and regulations and the Articles of Association of the Company.

The Audit Committee of the Board of the Company had reviewed this related transaction and considered that, such transaction was in compliance with the requirements of the Company Law and the Articles of Association of the Company, and agreed to submit it to the Board for consideration and approval. The transaction is entered into under the principles of "fairness, equity, voluntariness and sincerity", which is in the interests of the Company, without prejudicing the interests of the shareholders of the Company as a whole and in particular, its minority shareholders. The transaction is still subject to the approval at general meeting, at which related persons shall abstain from voting.

(IV)	The transaction is subject to the consideration and approval at the general meeting of the Company.

III.	INTRODUCTION OF THE RELATED PARTY

(I)	Relationship with the related party

Chinalco Overseas Holdings, the intended successor of the transaction subject, is a wholly-owned subsidiary of Chinalco (the controlling shareholder of the Company). Chinalco Overseas Holdings is a related party of the Company, but remains independent of the Company in terms of business, assets and personnel.

(II)	Basic information of the related party

Chinalco Overseas Holdings, incorporated in Hong Kong with limited liability on 18 July 2017, is a wholly-owned subsidiary of Chinalco. It is mainly engaged in development of overseas resources and external investment management. The registered address of Chinalco Overseas Holdings is situated at Room 4501, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong, and its registered capital is US$73 million. As at 31 December 2012, the total assets of Chinalco Overseas Holdings amounted to US$19,981 million.

IV.	BASIC INFORMATION OF THE RELATED TRANSACTION SUBJECT

(I)	Transaction subject

The transaction subject represents the debts of Chalco Hong Kong owing to CDB under the USD loan agreement entered into between Chalco Hong Kong and CDB on 19 April 2012, which amounts to US$438,750,000.

There is a clear title to the transaction subject and no charges, pledges and other transfer restrictions are attached. The transaction subject does not involve in any litigation, arbitration or judicial orders such as attachment or injunction, and is not subject to other situations which would obstruct the transfer of its title.

(II)	Basic information of Chalco Iron Ore

Chalco Iron Ore was established as a limited liability company under the laws of Hong Kong in October 2010, with a registered capital of HK$2,000 and its registered address at Room 4501, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong. Chalco Iron Ore, which serves as the investing entity of the Simandou Project in Guinea, is owned as to 65% by Chalco Hong Kong. As at 31 December 2012, the total assets of Chalco Iron Ore amounted to US$1,843 million, of which the cost of long-term equity investment in the Simandou Project amounted to US$1,836 million.

The Company did not provide any guarantee for Chalco Iron Ore, nor did it entrust Chalco Iron Ore to carry out wealth management.

(III)	Pricing principles

The consideration of the transaction subject will be determined upon negotiations between both parties on the basis of the book value (being US$438,750,000) of the debts as shown in the financial statements of Chalco Hong Kong as at 31 December 2012.

V.	PRINCIPAL TERMS OF THE TRANSACTION CONTRACT AND THE PERFORMANCE ARRANGEMENT THEREOF

No contract or agreement in respect of the transaction has been entered into. The Company will make timely disclosure upon official execution of relevant transaction documents.

VI.	PURPOSE OF THE TRANSACTION AND ITS IMPACT ON THE COMPANY

The transaction is an incidental transaction related to the transfer of the Target Equity and will be carried out together with the transfer of the Target Equity at the same time. The transaction will be carried out under the principles of being "just, fair and open" and may improve the Company's cash flows and lower its gearing ratio, which is in the fundamental interest of the Company and its shareholders.

VII.

SPECIAL INFORMATION ON THE PAST RELATED TRANSACTIONS

In the first half of 2013, Chinalco acquired the aluminum fabrication interests (together with creditor's rights against certain aluminum fabrication enterprises) held by the Company, the assets of Northwest Aluminum Fabrication Branch of the Company and the alumina production line of Guizhou Branch of the Company. Such transactions had been considered and approved at the 37th meeting and 38th meeting of the fourth session of the Board of the Company, and the 2012 annual general meeting of the Company, which had been duly disclosed. As at the date hereof, the above-mentioned transactions proceeded normally and all relevant parties honored the transaction contracts as scheduled.

VIII.	DOCUMENT AVAILABLE FOR INSPECTION

1.	The resolutions passed at the 5th meeting of the fifth session of the Board;

2.	The independent opinions issued and signed by the independent directors; and

3.	The written opinion issued by the Audit Committee of Board in respect of the related transaction.

The Board of
Aluminum Corporation of China Limited*

30 September 2013

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary